Exhibit 99.7

June 10, 2017

CONFIDENTIAL
VIA EMAIL

Members of the Board of Directors
Norsat International Inc.
Attention: Fabio Doninelli
Chairman of the Board of Directors
110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Fabio and Members of the Board of Directors,

Yesterday, we delivered a revised proposal from Privet to acquire the Company for US$11.50 per share in cash. As the sale process for the Company has unfolded, we have been paying close attention to the decision-making process of the Norsat Board of Directors (as well as the protracted regulatory approval process) from our vantage point as both the Company’s largest shareholder and its potential acquirer. Specifically, we were surprised to view the June 2, 2017 announcement that the Minister responsible for the Investment Canada Act has served notice that there will be no order for review of the proposed acquisition by Hytera. Following this announcement, we have observed multiple media outlets as well as certain members of parliament publicly express concern over the lack of a full governmental review of the proposed acquisition. In our experience, this type of scrutiny and speculation can potentially have an adverse effect on a company and its various stakeholders (in addition to its public shareholders) should it place the proposed acquisition at risk of additional regulatory review or lead to other uncertain conditions that would have an adverse impact on the ability of either party to ultimately consummate the transaction.

Though our Proposal (containing a higher price, a lack of conditions and the clear benefits of our position as a US-based financial sponsor) potentially obviates the issue, we feel that now is an opportune time to point out some of the relevant considerations that may guide your deliberations when examining multiple potential transactions. Most notably, in contrast to the explicit fiduciary duties of directors of US-based companies charged with focusing on maximizing shareholder value when confronted with obvious change-in-control transactions, Canadian directors may allow the impact of a change of control transaction on the interests of a variety of stakeholders — including shareholders, employees, customers and governments — to inform their decisions. We feel that, in light of the enhanced public scrutiny of the proposed acquisition by Hytera, the Board would be well advised to consider the judicial standards of ensuring it is acting as a “responsible corporate citizen” and making allowance for the potential impact on all stakeholders in its evaluation and comparison of differing acquisition proposals.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

We look forward to hearing from you and remain optimistic about the future prospects of the Company and all of its stakeholders under Privet ownership.

Sincerely,

Ryan Levenson

Managing Member

Privet Fund Management LLC

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305